OUTLOOK FUNDS TRUST
Three Canal Plaza, Suite 600
Portland, ME 04101

December 11, 2013

VIA EDGAR

Ms. Monique S. Botkin
Attorney-Adviser
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	OUTLOOK FUNDS TRUST 3D Printing Fund (File Nos. 333-192063; 811-22909)

Dear Ms. Botkin:

We have received your letter dated November 26, 2013 regarding the comments of the staff of the U.S. Securities and Exchange Commission ("SEC" or "Commission") to the registration statement filed on behalf of OUTLOOK FUNDS TRUST ("Registrant") on Form N-1A to register common shares of the 3D Printing Fund ("Fund") on November 1, 2013 (accession number 0001435109-13-000492). Your comments and the Registrant's responses are set forth below. The changes to the registration statement described below have been incorporated in a pre-effective amendment which is being filed concurrently with this letter pursuant to Rule 472 under the Securities Act of 1933, as amended.

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to its registration statement; (3) staff action in declaring the registration statement effective does not relieve Registrant from its full responsibility for the adequacy and the accuracy of the disclosure in its registration statement and (4) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

Fees and Expenses

1. Comment: Please conform the caption on page 1, "Net Annual Fund Operating Expenses" to the caption described in instruction 3(e) to Item 3 of Form N-1A: "Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement."

Response: Registrant has revised the caption to conform to the caption described in instruction 3(e) to Item 3.

2. Comment: Per instruction 2(a)(i) of Item 3 of Form N-1A, the Fund is required to include the maximum total deferred sales charge (e.g., 1%) in the fee table. The instructions permit a footnote as follows: "A Fund may include in a footnote to the table, if applicable, a tabular presentation showing the amount of deferred sales charges (loads) over time or a narrative explanation of the sales charges (loads) (e.g., __% in the first year after purchase, declining to __% in the __ year and eliminated thereafter)." Please include the 1% fee within the fee table.

Response: Registrant has revised the disclosure to address the staff's comment.

U.S. Securities and Exchange Commission
December 11, 2013

3. Comment: Please confirm that the fee waiver will be effective "for no less than one year from the effective date of the Fund's registration statement." See, instruction 3(e) to Item 3 of Form N-1A.

Response: The Adviser's contractual fee waiver extends through April 30, 2015 and will be effective for no less than one-year from the date of the Fund's registration statement.

4. Comment: Add language in footnote number 3 that the reimbursement does not cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to exceed the Expense Cap "in place at the time of the waiver."

Response: Registrant has revised the disclosure to address the staff's comment.

Principal Investment Strategies

5. Comment: Please discuss how the Fund's investment strategies seek to meet the Fund's investment objective of long-term capital appreciation.

Response: The Adviser believes that equity securities of both U.S. and non-U.S. companies, or companies with business segments, that are principally engaged in the 3D printing business will rise in value. As the utilization of 3D printing technology continues to expand, the Adviser believes that such companies will experience increased earnings or other fundamental metrics causing the value of the Fund's portfolio investments to rise.

6. Comment: Page 2 states that the fund will invest in "securities of foreign issuers." Here, or in response to Item 9, as appropriate, please provide examples of countries in which the Fund is likely to be invested. If a significant portion of the Fund's portfolio will be invested in a single country or a small number of countries, this should be disclosed and the risks peculiar to those countries should be disclosed.

Response: The Fund may invest in many countries throughout the world, including, but not limited to countries in North America, South America, Europe, the Middle East and Asia. As the Fund may invest in many different countries, the Registrant respectfully declines to disclose each of the countries the Fund specifically invests because the disclosure must provide the Adviser with sufficient flexibility to manage the Fund given the "evergreen" nature of the Fund's registration statement.

7. Comment: Page 2 states that, "The Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies (both U.S. and non-U.S.) that serve or utilize the three-dimensional ("3D") printing, also known as additive manufacturing, market ("3D Printing Companies").... As a result, in addition to companies that develop or distribute 3D printing equipment and materials, examples of 3D Printing Companies in which the Fund may invest include automotive, aerospace, military/defense, dental, medical, biotech, fashion, footwear, jewelry, eyewear, education, geographic information systems and food product companies...The Fund considers a company to be in the 3D printing industry if its revenues or earnings are primarily generated by, or its assets are primarily devoted to, the development or distribution of equipment and materials used in 3D printing." (Emphasis added.) Please explain to the staff: (i) whether there are current automotive, aerospace, military/defense, dental, medical, biotech, fashion, footwear, jewelry, eyewear, education, geographic information systems and food product companies that derive at least 50% of their earnings or revenues from 3D activities, or whether such companies will comprise the remaining 20% of the Fund's net assets in investments not related to the 3D printing market; (ii) what the phrase "serve or utilize" means; and (iii) what the phrase "its assets are primarily devoted to" means. We may have additional comments.

Response: The disclosure has been revised to clarify that in determining whether an investment meets the criteria set forth in the Fund's 80% test, the investment team may determine that the company is principally

U.S. Securities and Exchange Commission
December 11, 2013

engaged in the 3D printing business if the investment team believes that the company, or a business segment of the company, has the potential for capital appreciation primarily as a result of 3D printing products, technology, patents, or other market advantages in the 3D printing business. Certain of these companies may have business segments that are not principally engaged in the 3D printing business, however, the Fund's investment team would only consider an investment in such companies if they believe that such companies would experience capital appreciation due to their engagement in the 3D printing business. The phrase "serve or utilize" has been deleted. The phrase "its assets are primarily devoted to" means that the company's assets are primarily used in the development or distribution of equipment and materials used in 3D printing.

8. Comment: The second paragraph states a significant portion of the Fund's total assets may be invested in cash or cash equivalents. If this is a Fund's temporary defensive position, clarify and move it out of the Summary section. See, instructions 6 to Item 9 of Form N-1A. If not a temporary defensive position, explain how the Fund will comply with its 80% equities test by investing "a significant portion of the Fund's total assets in cash."

Response: Registrant has revised the disclosure consistent with the Staff's comment.

9. Comment: If the Fund has any market capitalization target (i.e., 20% small cap, 25% large cap, etc.), please disclose in Principal Investment Strategies section.

Response: Registrant confirms that the Fund does not have a market capitalization target and has revised the disclosure consistent with the Staff's comment.

Principal Investment Risks

10. Comment: Page 2 states that, "An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency." Is the Fund advised by or sold through an insured depository institution? If not, the sentence may be deleted. See, Item 4(b)(1)(iii) of Form N-1A.

Response: Because the Fund could potentially be sold through an insured depository institution, Registrant respectfully elects to retain this sentence in the Fund's disclosure per Item 4(b)(1)(iii).

11. Comment: Please add additional disclosure about small cap and medium cap companies, including unproven track records, limited access to capital, risks of company failure, etc.

Response: Consistent with the Staff's comment Registrant has added additional risk disclosure.

12. Comment: Please disclose whether the Adviser has any history or no history of managing mutual funds or other assets.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Tax Information

13. Comment: Page 5 states that, "Distributions from the Fund generally will be taxable to shareholders, other than tax-exempt investors (such as tax-deferred retirement plans and accounts), as ordinary income or capital gains." Investors with tax-deferred accounts may not be tax-exempt investors and may still be taxed on securities withdrawn from such accounts. Please revise the disclosure accordingly.

Response: The disclosure has been clarified in response to the Staff's comment.

U.S. Securities and Exchange Commission
December 11, 2013

Additional Information Regarding Principal Investment Strategies

14. Comment: Page 6 states that, "The Fund's investment objective is non-fundamental and may be changed by the Board of Trustees without a vote of shareholders." If shareholders will be provided with notice regarding such changes, please add to the disclosure as appropriate.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Statement of Additional Information

Swaps

15. Comment: On page 14, the Fund discloses that it may engage in transactions involving swap agreements. Please disclose the type of swaps the Fund may enter into (e.g., total return swaps, credit default swaps) and whether the Fund may be the buyer or seller of swaps. Further, if the Fund engages in total return swaps it must set aside an appropriate amount of segregated assets. See, generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See, Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates. Furthermore, if the Fund will sell or write credit default swap agreements, please confirm to the staff that it will set aside the full notional value of the swap to cover its position under the swap agreement.

Response: This disclosure has been removed as the Fund will not invest in swap agreements.

Derivatives Disclosure

16. Comment: Page 16 discusses derivatives-related investment risk. Please note that the Division of Investment Management has made a number of observations about derivative-related disclosure by investment companies by means of a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Please review the observations in that letter and revise your disclosure concerning the risks of derivatives (i.e., the degree of economic exposure the derivatives create, the amount invested in the derivatives strategy, the purpose that the derivatives are intended to serve in the portfolio (e.g., hedging, speculation, or as a substitute for investing in conventional securities), and the extent to which derivatives are expected to be used).

Response: Registrant has reviewed the Fund's disclosure concerning the risks of derivatives and respectfully submits that such disclosure is appropriate in light of the Fund's expected minimal investments in derivatives and consistent with the views expressed in the referenced letter. Accordingly, Registrant believes that revisions to the Fund's disclosure concerning the risks of derivatives is not necessary at this point.

Short Sales

17. Comment: On page 18, the Fund discusses short sales. Please confirm to the staff that any expected dividend and interest expenses associated with short sale transactions will be included in the fee table.

Response: Registrant confirms that dividend and interest expenses associated with short sale transactions, if any, will be included in the fee table.

U.S. Securities and Exchange Commission
December 11, 2013

Board of Trustees Table

18. Comment: Confirm to the staff that the information on page 22 regarding the "Other Directorships Held By Trustee" will be provided based on the past five years.

Response: Registrant confirms that the information required under Item 17(a)(1) will be provided based on the last 5 years.

19. Comment: Please explain why Nathan Wagner listed as an independent trustee when he is also the President and Principal Executive Officer of the Trust?

Response: Registrant has revised the disclosure to reflect that Mr. Wagner is an interested trustee. It is expected that Mr. Wagner will resign as a Trustee prior to the Fund's order of effectiveness and that the disclosures will be revised accordingly.

Part C Other Information

Exhibits

20. Comment: Please file a copy of the Investment Advisory Agreement, Expense Limitation Agreement, 12b-1 Distribution Plan, and other referenced documents in Item 28 (Exhibits), as exhibits to the registration statement.

Response: Registrant will file the Investment Advisory Agreement, Expense Limitation Agreement, 12b-1 Distribution Plan, and other referenced documents in Item 28 (Exhibits), as exhibits prior to the Fund's order of effectiveness.

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If you have any questions regarding the enclosed information, please contact me directly at (207) 347-2075.

Kind regards,

/s/ David Faherty
David Faherty
Secretary and Vice President

cc: Aisha J. Hunt
 Sheelyn Michael
   Dechert LLP